Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Richard Emmitt c/o The Vertical Group, L.P. 25 DeForest Avenue Summit, NJ 07901 US	2. Issuer Name and Ticker or Trading Symbol Wright Medical Group, Inc. (WMGI)		6. Relationship of Reporting Person(s) to Issuer Director ________________________
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/29/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Voting Common Stock	4/29/03		S		103,500	D	$18.255		I (1)	see explanation
Voting Common Stock	4/29/03		S		96,500	D	$18.255		I (1)	see explanation
Voting Common Stock								1,175,723	I (1)	see explanation
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses
(1) Mr. Emmitt's beneficial ownership is based on the record ownership of these shares by Vertical Fund I, L.P. ("Vertical I") and Vertical Fund II, L.P. ("Vertical II"). Mr. Emmitt is a director of Wright Medical Group, Inc. ("WMGI") and a General Partner of The Vertical Group, L.P. The Vertical Group, L.P. is the general partner of Vertical I and Vertical II who are the holders of the Voting Common Stock of WMGI. As such, Mr. Emmitt may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange Act) in an indeterminate portion of these shares beneficially owned by Vertical I and Vertical II. Mr. Emmitt disclaims the beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: /s/ Richard Emmitt	Date: 4/30/2003